CIGNA Corporation

EXHIBIT 12  Computation of Ratio of Earnings to Fixed Charges

Year Ended December 31, (Dollars in millions)	2010	2009	2008	2007	2006
Income from continuing operations before income taxes	$1,870	$1,898	$382	$1,634	$1,731
Adjustments:
Loss (income) from equity investee	(21)	(17)	(12)	(5)	1
Loss (income) attributable to noncontrolling interest	(4)	(3)	(2)	(3)	—
Income before income taxes, as adjusted	$1,845	$1,878	$368	$1,626	$1,732
Fixed charges included in income:
Interest expense	$182	$166	$146	$122	$104
Interest portion of rental expense	45	47	45	34	34
	227	213	191	156	138
Interest credited to contractholders	5	3	6	7	—
	$232	$216	$197	$163	$138
Income available for fixed charges (including interest credited to contractholders)	$2,077	$2,094	$565	$1,789	$1,870
Income available for fixed charges (excluding interest credited to contractholders)	$2,072	$2,091	$559	$1,782	$1,870
Ratio of earnings to fixed charges:
Including interest credited to contractholders	9.0	9.7	2.9	11.0	13.6
Supplemental ratio:
Excluding interest credited to contractholders	9.2	9.8	2.9	11.4	13.6